REEVES TELECOM ACQUISITION CORP.

September 7, 2006

To Holders of Units of Reeves Telecom Limited Partnership and
Holders of Unexchanged Shares of Reeves Telecom Corporation:

You have previously received from Reeves Telecom Acquisition Corp. an offer to purchase any and all Units of Reeves Telecom Limited Partnership (the “Partnership”) at the Purchase Price of $1.50 per Unit, and any and all unexchanged Shares of Reeves Telecom Corporation (the “Corporation”) at the Purchase Price of $1.50 per Share, in each case net to you in cash. Enclosed is an Amended Offer to Purchase dated September 7, 2006 and a related Letter of Transmittal which, together, constitute the Offer. The Purchase Price remains $1.50 per Unit or $1.50 per Share, net to you in cash, but the expiration date has been extended to September 7, 2006, unless we extend it further. We direct your attention to the cover page of the Amended Offer to Purchase, which sets forth the Purchase Price, the time period for tendering your Units and/or Shares, the Summary Term Sheet, beginning on page i, that provides answers to frequently asked questions, and the Special Factors section beginning on page v.

We are sending you this Amended Offer to Purchase for the following reasons. First, we have extended the expiration date of our Offer because on the same date that we commenced our Offer to purchase any and all Units of the Partnership and unexchanged Shares of the Corporation, Peachtree Partners, an Arizona partnership that is not affiliated with the Partnership or us, commenced a so-called “mini-tender” to purchase up to 4.9% of the outstanding Units (including Units that they already own) at a purchase price of $2.00 per Unit, less an administrative fee of $50.00 per investor and less any distributions paid after June 14, 2006, on the terms and subject to the conditions set forth in an offer to purchase dated June 14, 2006. The Peachtree offer was scheduled to expire on August 11, 2006 and we are not aware of any extension of the Peachtree offer. We have extended our offer to September 7, 2006 so that if your Units and/or Shares are not purchased and are returned by Peachtree, you have the opportunity to tender your Units and/or Shares to us.

Second, the Amended Offer to Purchase makes clear that the Partnership’s general partner and each of the offerors believe that the transaction is unfair from a financial point of view to unaffiliated holders of Units and/or Shares. Nevertheless, you may wish to tender some or all of your Units and/or Shares in the Offer to obtain liquidity for some or all of your holdings without the usual transaction costs associated with open market sales.

Third, the Amended Offer to Purchase provides additional disclosure regarding, among other things, that we may elect to initiate a subsequent offering period following the expiration of this Offer; the factors we considered in determining the Purchase Price; and the conditions of the Offer.

If you have already tendered your Units and/or Shares to Reeves Telecom Acquisition Corp. and, after reading the Amended Offer to Purchase, do not wish to withdraw your tender, you do not need to take any further action. You may withdraw any Units and/or Shares tendered at any time prior to the expiration of our Offer by following the instructions in Section 4 of the Amended Offer to Purchase.

If you have any questions regarding our Offer, please call the Information Agent, Mellon Investor Services LLC, at 1-877-870-8964 (toll free within the U.S., Canada or Puerto Rico) or 1-201-680-6654 (collect from other locations).

Sincerely, REEVES TELECOM ACQUISITION CORP.